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                                                                      EXHIBIT 4

                   [LETTERHEAD OF BEAR, STEARNS & CO. INC.]

                                                                   May 29, 2000

The Board of Directors
Wesley Jessen VisionCare, Inc.
333 East Howard Avenue
Des Plaines, Illinois 60018

Ladies and Gentlemen:

   We understand that Wesley Jessen VisionCare, Inc. ("WJ") and Novartis AG ("Novartis"), a Swiss corporation, have entered into an Agreement and Plan of Merger dated May 30, 2000 (the "Agreement"), pursuant to which WJ Acquisition Corp, an indirect wholly owned subsidiary of Novartis, will make a cash tender offer (the "Offer") to acquire all of the outstanding common stock of WJ at a purchase price per share of $38.50 in cash (the "Purchase Price"). The Offer will be followed by a merger of WJ Acquisition Corp. with and into WJ (the "Merger"), in which the remaining shares will be purchased for the Purchase Price (the Offer and the Merger are collectively referred to herein as the "Transaction"). You have provided us with a copy of the proposed Agreement, in substantially final form.

   You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of WJ.

   In the course of performing our review and analyses for rendering this opinion, we have:

  . reviewed a draft of the Agreement in substantially final form;

  . reviewed WJ's Annual Reports to Shareholders and Annual Reports on Form
    10-K for the years ended December 31, 1996 through 1999, their Quarterly Report on Form 10-Q for the period ended March 31, 2000, and their Reports on Form 8-K for the three years ended May 30, 2000;

  . reviewed certain operating and financial information, including projections for the five years ending December 31, 2004, provided to us by WJ's management relating to WJ's business and prospects;

  . met with certain members of WJ's senior management to discuss WJ's business, operations, historical and projected financial results and future prospects;

  . reviewed the historical prices, trading multiples and trading volumes of the common shares of WJ;

  . reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to WJ;

  . reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to WJ;

  . performed discounted cash flow analyses based on the projections for WJ;

  . conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

   We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by WJ. With respect to WJ's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of WJ as to the expected future performance of WJ. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us, and we have further relied upon the assurances of the senior management of WJ that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.
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   In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of WJ, nor have we been furnished with any such appraisals. We have assumed that the Transaction will be consummated without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on WJ. In rendering our opinion, we have not solicited, nor were we asked to solicit, third-party acquisition interest in WJ.

   We have acted as a financial advisor to WJ in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Bear Stearns has been previously engaged by WJ to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of WJ and/or Novartis for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is intended for the benefit and use of the Board of Directors of WJ and does not constitute a recommendation to the Board of Directors of WJ or any holders of WJ common stock as to how to vote in connection with the Transaction or whether to tender their shares in the tender offer. This opinion does not address WJ's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any offer to purchase and/or any proxy statement distributed to the holders of WJ common stock in connection with the Offer or Merger, as the case may be. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. With your consent, we have no obligation, and do not intend, to update or revise this letter after the date hereof.

   Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of WJ.

                                          Very truly yours,

                                          Bear, Stearns & Co. Inc.

                                          By: _________________________________
                                             Senior Managing Director